ArentFox Schiff LLP 1717 K Street, NW Washington, DC 20006 _____________________________ 202.857.6000 MAIN
202.857.6395 FAX
_____________________________

afslaw.com

Marc Rivera
Partner
202.350.3643 DIRECT
marc.rivera@afslaw.com

April 30, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, DC 20549

Attention: Christie Wong, Michael Fay, Jane Park and Margaret Sawicki

Re:	YD Bio Limited

Amendment No. 4 to Registration Statement on Form F-4

Filed March 17, 2025

File No. 333-283428

Ladies and Gentlemen:

This letter is being submitted on behalf of YD Bio Limited (the “Company”) in response to the comment letter, dated April 3, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 4 to Registration Statement on Form F-4 filed on March 17, 2025 (the “Registration Statement”). Concurrently with this response, the Company has filed Amendment No. 5 to the Registration Statement on Form F-4/A pursuant to the Staff’s comments (the “Amended Registration Statement”).

Amendment No. 4 to Form F-4 filed March 17, 2025

The Business Combination

Background of the Business Combination, page 102

1.	We refer to your revised disclosure in response to prior comment 6, which we reissue in part. Please revise to discuss in greater detail the evolution of the negotiations of preliminary equity value and other material terms of the letter of intent, including the proposals and counter-proposals made during the course of negotiations and which party proposed which terms, and how you reached agreement on the final terms.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 104-106 discussing the evolution of the negotiations of the preliminary equity value and other material terms of the letter of intent. The Company respectfully advises the Staff that there were no other proposals and counter-proposals other than as described in the Amended Registration Statement.

April 30, 2025 Page 2

2.	We note your disclosure on the cover page, page xii, and elsewhere in the proxy statement/prospectus that Pubco has received commitments of $10 million in respect of the PIPE financing to date. You also disclose that the letter of intent entered into on September 6, 2024, included up to $15 million in PIPE financing. Please expand your disclosure here and throughout the proxy statement/prospectus to discuss the material details of the negotiation and marketing processes for the PIPE financing, including who selected the PIPE investors, what relationships the PIPE investors have to Breeze, the Sponsor, YD Biopharma and its affiliates, the placement agent and advisors, if any, and how the terms of the PIPE transaction were determined. Please also clarify the current status of discussions and negotiations regarding the PIPE transaction, including whether such processes for the PIPE financing remain ongoing.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on the prospectus cover as well as pages xii, xiii, 12, and 105 of the Amended Registration Statement.

3.	We note your statements on page 114: "given the uncertainty surrounding regulatory approvals for YD Biopharma’s cancer detection technology, the Breeze Board chose not to incorporate these long-term projections into its final valuation models. Instead, it relied on comparable company data, which provided a more conservative, market- validated valuation basis" and "[a]lthough these projections were prepared... the Breeze Board did not rely on them for its final valuation. Rather, the Board regarded these forecasts as part of YD Biopharma’s internal management planning." Revise to clarify if the projections used for the Enterprise Valuation by CIAA were the same as those used by CIAA for the Breast Cancer License. In your revised disclosure, please also clarify how the Board considered the CIAA Enterprise Valuation, given your disclosure on page 115 that CIAA’s determination of YD Biopharma’s enterprise value using the income approach was based on long-term projections provided by YD Biopharma.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 118-125 of the Amended Registration Statement.

April 30, 2025 Page 3

4.	We note your statement on page 106: "Throughout these negotiations, both parties utilized extensive financial analyses and industry benchmarks to ensure that each term— down to the specific dollar amounts and percentage thresholds — was fully understood and agreed upon." Please revise to further describe and quantify these financial analyses and industry benchmarks, to the extent not part of the valuation reports described elsewhere.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 106 of the Amended Registration Statement to clarify that the parties relied upon customary financial analyses and SPAC transaction precedents to arrive at mutually acceptable agreement terms.

Breeze’s Board of Directors’ Reasons for the Approval of the Business Combination, page 108

5.	We are still considering your response to prior comment 7 and may have additional comments.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment.

6.	We note your revised disclosure in response to prior comments 8 and 9. Regarding the financial projections through 2038 that were provided by YD Biopharma to CIAA, please revise to provide additional detail relating to the material assumptions underlying YD Biopharma’s projected revenues, including assumptions regarding the timing of regulatory approvals and any growth or discount rates used in preparing the projections. Additionally, revise to specify which figures from the projections CIAA used to calculate YD Biopharma's valuation and disclose how CIAA selected the growth and discount rates used in calculating the valuation. Please also explicitly discuss how the Breeze Board determined that YD Biopharma's projections were reasonable, particularly in light of the length of time reflected in the projections and considering that the company does not have regulatory approvals for its cancer screening tests or any product candidates related to eye diseases that it intends to develop. See Item 1606(b) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 113-118 of the Amended Registration Statement.

7.	We note your disclosure concerning CIAA's Breast Cancer License Valuation. Please address the following comments:

●	You state that "CIAA looked at Grail’s valuation without revenue in 2019 and 2020, which were $6 billion and $7.1 billion respectively, and applied a market size adjustment of 145.85% to such valuation when determining a market valuation range for YD Biopharma of between $747 million and $884 million." We note Grail’s value is from "cbinsights." Clarify how Grail’s valuation was calculated and why CIAA did not use more recent figures. Revise to explain why the adjustment of 145.85% was selected.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 114 and 117 of the Amended Registration Statement.

April 30, 2025 Page 4

●	We note your statement that "[t]he comparable companies analyzed in the CIAA Breast Cancer License Valuation were identified for use in the report based on discussions between YD Biopharma management and CIAA personnel and were selected because such companies possessed similar technologies or a similar service nature." A similar statement appears on page 115 with respect to the CIAA Enterprise Valuation. For both reports, please revise to provide more detail for the basis of comparison, such as the scope of the companies’ geographic operations, size and operating history. With respect to both CIAA reports, please revise to provide a quantification of the "transaction prices, value multiples and relevant transaction information" for each comparable company.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 115-117, and 119-121 of the Amended Registration Statement.

●	We note your statement that "the CIAA Breast Cancer License Valuation compared the detection technology capabilities of EG BioMed with those of other comparable companies. The analysis evaluated factors such as the methodology employed by each detection method, its intended use (e.g. tracking versus screening), clinical data sensitivity, product specifications, and pricing." Please revise to clarify how these other companies' metrics were quantified and considered in the valuation analysis.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 117-121 of the Amended Registration Statement.

8.	You state that CIAA used the market approach to determine YD Biopharma’s enterprise value using Grail's valuation. Further down the page you also list other comparable companies. Please revise to state how these other comparable companies were analyzed and whether they were factored into the enterprise value calculation.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 115-117 of the Amended Registration Statement.

April 30, 2025 Page 5

Industry Background and Market Trends, page 183

9.	We note your response to prior comment 18 and refer to your revised disclosure on pages 183-185 relating to the market sizes and anticipated compound annual growth rates for each of the pancreatic cancer diagnostics, breast cancer diagnostics, contact lens, glaucoma, and dry eye markets. Please revise your disclosure to address the following:

●	We note your disclosure on page 184 that the U.S. pancreatic cancer diagnostics market was valued at $1.5 billion in 2023 according to a Grand View report. You also state that the "global pancreatic cancer diagnostics market size in the U.S. was valued at over $870 million in 2023." Please reconcile your disclosures; and

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 191-192 of the Amended Registration Statement.

●	We refer to your statements that the "dry eye disease market will grow due to aging populations, increased screen time, rising awareness…" and that "the trend toward personalized medicine and improvements in non-invasive screening methods are expected to further drive market expansion" in the breast cancer diagnostics market. Please revise to provide support for these and other similar statements about the growth of your markets or characterize the same as management’s opinions or beliefs.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 192-193.

Information about YD Biopharma, page 183

10.	We note your revised disclosure in response to prior comment 12, which we reissue in part. Please revise to disclose when the pancreatic cancer study was conducted by EG BioMed. Please also expand your disclosure to discuss the data and results of the clinical studies for the breast and pancreatic cancer tests, including the p-values, if applicable. Disclose also the specificity, selectivity and accuracy observed in these studies. For example, we refer to your discussion of the results of the study detecting biomarkers for breast cancer progression for the breast cancer blood test on page Annex D-13.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 196 and 199 of the Amended Registration Statement.

April 30, 2025 Page 6

Our Eye Disease Treatment Business, page 194

11.	We note your response to prior comment 19 and your statements on pages 194-198 concerning your eye-related products. We note statements referencing "FDA OTC Final Monograph M018," completing "the CMC documentation and the required safety studies," and filing "for FDA DMF for the Active Pharmaceutical Ingredient (API)." Please revise to briefly describe these approvals and processes. We also note your statement that you expect to complete Phase III clinical trials in the U.S. by 2030 for two of your drug candidates, please disclose whether you have completed Phase I and II trials for these candidates and, if so, revise to describe the relevant trials.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 203-205 of the Amended Registration Statement.

YD Biopharma Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 230

12.	We note your revised disclosure in response to prior comment 20 that you initiated an Institutional Review Board application for your study in collaboration with Shuang- Ho Hospital and that you plan to initiate applications for clinical trials evaluating the efficacy of exosome-based contact lenses and artificial tears in alleviating dry eye symptoms in 2025. Please clarify the scope of your collaboration with Shuang-Ho Hospital and whether you plan to conduct these clinical trials in 2025 in collaboration with Shuang-Ho Hospital’s Department of Ophthalmology. If you have entered into a collaboration agreement with Shuang-Ho Hospital please provide a brief description of the material terms of the agreement, where appropriate, and file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 238 of the Amended Registration Statement that clarifies that the Institutional Review Board application for the study in collaboration with Shuang-Ho Hospital has been initiated by 3D Global. While YD Biopharma will benefit from the study, it will not participate in the design, review or conduct of the study.

April 30, 2025 Page 7

Exhibits

13.	We note your disclosure in the footnote to Exhibit 10.13 in the exhibit index that "certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2)." Please revise the applicable footnote to state that certain identified information has been excluded from the exhibit because it is both not material and the type of information that you treat as private or confidential. Please also include a similar statement at the top of the first page of the redacted exhibit and include brackets indicating where the information is omitted from the filed version of the exhibit. Refer to Item 601 of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has updated the exhibit list to remove the footnote in question from Exhibit 10.13 as no information has been omitted from the filed agreement.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Marc Rivera at (202) 350-3643.

Sincerely,
ARENTFOX SCHIFF LLP

/s/ Marc Rivera
By: Marc Rivera

Enclosures